Exhibit to Accompany
Item 77C
Form N-SAR
The Marsico Investment Fund
(the "Fund")


RESULTS OF A SPECIAL MEETING OF SHAREHOLDERS

A special meeting of the shareholders of the Fund was held on February 1, 1999.

The matters voted on by the shareholders of record as of December 10, 1998 and the results of the vote at the shareholder meeting held February 1, 1999 were as follows:

1. Approval of the new investment advisory and management agreement between the Marsico Investment Fund and Marsico
    Capital Management, LLC.

	For		Against		Abstain
	60,326,855	1,307,733	812,899

2.  Election of Trustees


			For		Withheld
Thomas F. Marsico	61,169,291	1,278,198
J. Jeffrey Riggs 	61,287,677	1,159,812
Rono Dutta		61,314,505	1,132,984
Theodore S. Halaby	61,299,341	1,148,148
Walter A. Koelbel, Jr. 	61,338,766	1,108,723
Larry A. Mizel		61,320,346	1,127,143
Federico Pena		61,237,237	1,210,252
Michael D. Rierson	61,390,701	1,056,788